UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Distribution to Security Holders, dated November 8, 2016.	2

This Form 6-K is hereby incorporated by reference into Grifols, S.A.’s registration statement on Form F-3 (Registration Number 333-188074) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Grlo s, S.A. and Subs·d·a(es Condensed Consolidated Interim Financial Statements 30 September 2016 (Together with the Report of Independent Registered Public Accounting Firm)

KPMG Auditores, S.L.

Torre Realia

Plaça d’Europa, 41-43

08908 L’Hospitalet de Llobregat

(Barcelona)

Tel +34 93 253 29 00

Fax +34 93 280 49 16

www. kpmg.es

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Grifols, S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of 30 September 2016, the related condensed consolidated statements of profit or loss and comprehensive income for each of the three-and nine-month periods ended 30 September 2016 and 2015, and the related condensed consolidated statements of changes in equity, and cash flows for each of the nine-month periods ended 30 September 2016 and 2015. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Grifols, S.A. and subsidiaries as of 31 December 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in consolidated equity, and cash flows for the year then ended (not presented herein); and in our report dated 5 April 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of 31 December 2015, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Auditores, S.L.

/s/ KPMG Auditores, S.L.

Barcelona, Spain

31 October 20 6

KPMG Auditores S.L., a limited liability Spanish company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Reg. Mer Madrid, T. 11.961, F.90, Sec. 8, H. M -188.007, Inscrip. 9
Document classification: KPMG Confidential	N.I.F. B-78510153

GRIFOLS, S.A.  and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements for the

three- and nine-month period ended 30 September 2016

CONTENTS

•                                Condensed Consolidated Interim Financial Statements

•         Balance Sheet

•         Statement of Profit or Loss

•         Statement of Comprehensive Income

•         Statement of Cash Flows

•         Statement of Changes in Equity

•                                Notes to Condensed Consolidated Interim Financial Statements

(1)      General Information

(2)      Basis of Presentation and Accounting Principles Applied

(3)      Changes in the composition of the Group

(4)      Financial Risk Management Policy

(5)      Segment Reporting

(6)      Goodwill

(7)      Other Intangible Assets and Property, Plant and Equipment

(8)      Non-Current Financial Assets

(9)      Trade and Other Receivables

(10)   Equity

(11)   Financial Liabilities

(12)   Expenses by Nature

(13)   Finance Result

(14)   Taxation

(15)   Discontinued Operations

(16)   Contingencies

(17)   Financial Instruments

(18)   Related Parties

(19)   Subsequent Events

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 30 September 2016 and 31 December 2015

(Expressed in thousands of Euros)

Assets	30/09/2016	31/12/2015
	(unaudited)
Non-current assets
Goodwill (note 6)	3,446,734	3,532,359
Other intangible assets (note 7)	1,130,970	1,161,572
Property, plant and equipment (note 7)	1,680,447	1,644,402
Investments in equity accounted investees (note 3)	197,937	76,728
Non-current financial assets (note 8)	90,272	30,388
Deferred tax assets	68,432	66,794
Total non-current assets	6,614,792	6,512,243

Current assets
Inventories	1,544,502	1,431,391
Trade and other receivables
Trade receivables (note 9)	381,083	362,406
Other receivables (note 9)	50,952	60,520
Current tax assets	43,179	60,270
Trade and other receivables	475,214	483,196
Other current financial assets	1,779	1,294
Other current assets	31,117	31,091
Cash and cash equivalents	900,461	1,142,500
Total current assets	2,953,073	3,089,472
Total assets	9,567,865	9,601,715

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 30 September 2016 and 31 December 2015

(Expressed in thousands of Euros)

Equity and liabilities	30/09/2016	31/12/2015
	(unaudited)
Equity
Share capital (note 10)	119,604	119,604
Share premium (note 10)	910,728	910,728
Reserves (note 10)	1,696,074	1,371,061
Treasury stock (note 10)	(68,710)	(58,575)
Interim dividend	—	(119,615)
Profit attributable to the Parent	406,096	532,145
Total	3,063,792	2,755,348
Available for sale financial assets	2,906	—
Cash flow hedges	—	3,329
Other comprehensive Income	(364)	3,035
Translation differences	462,065	534,491
Other comprehensive income	464,607	540,855
Equity attributable to the Parent	3,528,399	3,296,203
Non-controlling interests	4,039	5,187
Total equity	3,532,438	3,301,390

Liabilities
Non-current liabilities
Grants	12,285	13,120
Provisions	4,822	4,980
Non-current financial liabilities (note 11)	4,486,770	4,597,654
Deferred tax liabilities	605,872	631,565
Total non-current liabilities	5,109,749	5,247,319

Current liabilities
Provisions	87,016	123,049
Current financial liabilities (note 11)	222,885	262,497
Debts with associates	—	443
Trade and other payables
Suppliers	390,979	409,986
Other payables	83,450	106,171
Current income tax liabilities	21,959	16,196
Total trade and other payables	496,388	532,353
Other current liabilities	119,389	134,664
Total current liabilities	925,678	1,053,006
Total liabilities	6,035,427	6,300,325

Total equity and liabilities	9,567,865	9,601,715

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Profit or Loss

for each of the three- and nine-month periods ended 30 September 2016 and 2015

(Expressed in thousands of Euros)

	Nine-Months Ended		Three-Months Ended
	30/09/2016	30/09/2015	30/09/2016	30/09/2015
	(unaudited)		(unaudited)
Continuing Operations
Net revenue (note 5)	2,951,678	2,871,762	1,000,033	971,197
Cost of sales	(1,541,925)	(1,462,367)	(532,124)	(488,618)
Gross Margin	1,409,753	1,409,395	467,909	482,579
Research and Development	(149,659)	(158,134)	(52,311)	(54,198)
Sales, General and Administration expenses	(567,952)	(533,253)	(176,126)	(181,061)
Operating Expenses	(717,611)	(691,387)	(228,437)	(235,259)
Operating Results	692,142	718,008	239,472	247,320
Finance income	6,767	4,265	2,843	1,202
Finance costs	(185,254)	(179,798)	(61,183)	(60,458)
Change in fair value of financial instruments	(7,363)	(18,792)	63	(6,932)
Exchange differences	2,455	(3,295)	(954)	3,790

Finance Result (note 13)	(183,395)	(197,620)	(59,231)	(62,398)

Share of income/(losses) of equity accounted investees (note 3)	13,144	(3,603)	(3,562)	(2,220)

Profit before income tax from continuing operations	521,891	516,785	176,679	182,702
Income tax expense (note 14)	(116,381)	(116,277)	(35,256)	(42,779)
Profit after income tax from continuing operations	405,510	400,508	141,423	139,923
Consolidated profit for the period	405,510	400,508	141,423	139,923
Profit attributable to the Parent	406,096	401,609	141,653	140,104
(Profit) attributable to non-controlling interest	(586)	(1,101)	(230)	(181)
Basic earnings per share (Euros)	0.59	0.59	0.21	0.20
Diluted earnings per share (Euros)	0.59	0.59	0.21	0.20

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

for each of the three- and nine-month periods ended 30 September 2016 and 2015

(Expressed in thousands of Euros)

	Nine-Months’ Ended		Three-Months’ Ended
	30/09/2016	30/09/2015	30/09/2016	30/09/2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Consolidated profit for the period	405,510	400,508	141,423	139,923

Items for reclassification to profit or loss
Translation differences	(72,442)	207,665	(15,349)	(17,140)
Translation differences / Cash Flow Hedge	(6,809)	—	—	—
Available for sale financial Assets	2,906	—	2,906	—
Equity accounted investees / Translation differences	1,054	1,372	(911)	(48)
Cash flow hedges - effective part of changes in fair value	14,682	42,713	—	13,185
Cash flow hedges - others	(181)	(321)	—	—
Cash flow hedges - amounts taken to profit or loss	(7,426)	(18,792)	—	(6,132)
Other	(4,532)	4,052	—	4,052
Tax effect	(2,462)	(7,859)	—	(4,936)
Other comprehensive income for the period, after tax	(75,210)	228,830	(13,354)	(11,019)

Total comprehensive income for the period	330,300	629,338	128,069	128,904

Total comprehensive income attributable to the Parent	329,848	631,176	127,166	129,702
Total comprehensive (income)/ loss attributable to non-controlling interests	452	(1,838)	903	(798)

Total comprehensive income for the period	330,300	629,338	128,069	128,904

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for each of the nine-month periods ended 30 September 2016 and 2015

(Expressed in thousands of Euros)

	30/09/2016	30/09/2015
	(unaudited)
Cash flows from operating activities

Profit before tax	521,891	516,785
Adjustments for:	291,849	340,208
Amortisation and depreciation	150,758	138,805
Other adjustments:	141,091	201,403
(Profit)/Losses on equity accounted investments	(13,144)	3,603
Impairment of Assets and net provision changes	(23,708)	(3,975)
Loss on disposal of fixed assets	1,074	5,514
Government grants taken to income	(1,121)	1,100
Finance cost	180,273	192,005
Other adjustments	(2,283)	3,156
Changes operating assets and liabilities	(213,658)	(180,648)
Change in inventories	(145,560)	(80,575)
Change in trade and other receivables	(28,451)	74,347
Change in current financial assets and other current assets	(648)	(11,816)
Change in current trade and other payables	(38,999)	(162,604)
Other cash flows used in operating activities	(227,206)	(243,953)
Interest paid	(122,919)	(116,513)
Interest recovered	6,315	3,459
Income tax paid	(110,602)	(130,899)
Net cash from operating activities	372,876	432,392

Cash flows from investing activities

Payments for investments	(397,401)	(574,613)
Group companies and business units	(188,836)	(58,040)
Property, plant and equipment and intangible assets	(200,498)	(499,815)
Property, plant and equipment	(167,617)	(464,018)
Intangible assets	(32,881)	(35,797)
Other financial assets	(8,067)	(16,758)
Proceeds from the sale of property, plant and equipment	2,114	14,148
Net cash used in investing activities	(395,287)	(560,465)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(11,766)	12,695
Acquisition of treasury stock	(12,686)	(58,457)
Disposal of treasury stock	920	71,152
Proceeds from and payments for financial liability intruments	(61,696)	(42,341)
Issue	81,672	77,371
Redemption and repayment	(143,368)	(119,712)
Dividends and interest on other equity instruments paid and received	(93,243)	(97,157)
Dividends paid	(93,243)	(102,157)
Dividend received	—	5,000
Other cash flows from financing activities	(27,104)	(13,168)
Other payments from financing activities	(27,104)	(13,168)
Net cash used in financing activities	(193,809)	(139,971)
Effect of exchange rate fluctuations on cash and cash equivalents	(25,819)	80,746
Net decrease in cash and cash equivalents	(242,039)	(187,298)
Cash and cash equivalents at beginning of the period	1,142,500	1,079,146
Cash and cash equivalents at end of period	900,461	891,848

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

for each of the nine-month periods ended 30 September 2016 and 2015

(Expressed in thousands of Euros)

	Attributable to equity holders of the Parent
				Profit attributable			Accumulated other comprehensive income				Equity attributable
	Share capital	Share premium	Reserves	to Parent	Interim dividend	Treasury Stock	Translation differences	Available for sale financial assets	Other comprehensive income	Cash flow hedges	to Parent	Non-controlling interests	Equity
Balances at 31 December 2014	119,604	910,728	1,088,337	470,253	(85,944)	(69,252)	240,614	—	(406)	(15,811)	2,658,123	4,765	2,662,888
Translation differences	—	—	—	—	—	—	209,774	—	—	—	209,774	(737)	209,037
Cash flow hedges	—	—	—	—	—	—	—	—	(321)	16,062	15,741	—	15,741
Other Comprehensive income	—	—	—	—	—	—	—	—	4,052	—	4,052	—	4,052
Other comprehensive income for the period	0	0	0	0	0	0	209,774	—	3,731	16,062	229,567	(737)	228,830
Profit/(loss) for the period	—	—	—	401,609	—	—	—	—	—	—	401,609	(1,101)	400,508
Total comprehensive income for the period	0	0	0	401,609	0	0	209,774	—	3,731	16,062	631,176	(1,838)	629,338
Net change in treasury stock	—	—	2,018	—	—	10,677	—	—	—	—	12,695	—	12,695
Acquisition of non-controlling interests	—	—	(1,770)	—	—	—	—	—	—	—	(1,770)	1,767	(3)
Other changes	—	—	324	—	—	—	—	—	—	—	324	(68)	256
Distribution of 2014 profit
Reserves	—	—	282,152	(282,152)	—	—	—	—	—	—	0	—	0
Dividends	—	—	—	(102,157)	—	—	—	—	—	—	(102,157)	—	(102,157)
Interim dividend	—	—		(85,944)	85,944	—	—	—	—	—	0	—	0
Operations with equity holders or owners	0	0	282,724	(470,253)	85,944	10,677	0	0	0	0	(90,908)	1,699	(89,209)
Balances at 30 September 2015 (unaudited)	119,604	910,728	1,371,061	401,609	0	(58,575)	450,388	0	3,325	251	3,198,391	4,626	3,203,017
Balances at 31 December 2015	119,604	910,728	1,371,061	532,145	(119,615)	(58,575)	534,491	—	3,035	3,329	3,296,203	5,187	3,301,390
Translation differences	—	—	—	—	—	—	(72,426)	—	—	—	(72,426)	1,038	(71,388)
Available for sale financial assets	—	—	—	—	—	—	—	2,906	—	—	2,906	—	2,906
Cash flow hedges	—	—	—	—	—	—	—	—	—	(3,329)	(3,329)	—	(3,329)
Other Comprehensive income	—	—	—	—	—	—	—	—	(3,399)	—	(3,399)	—	(3,399)
Other comprehensive income for the period	0	0	0	0	0	0	(72,426)	2,906	(3,399)	(3,329)	(76,248)	1,038	(75,210)
Profit/(loss) for the period	—	—	—	406,096	—	—	—	—	—	—	406,096	(586)	405,510
Total comprehensive income for the period	0	0	0	406,096	0	0	(72,426)	2,906	(3,399)	(3,329)	329,848	452	330,300
Net change in treasury stock	—	—	(182)	—	—	(10,135)	—	—	—	—	(10,317)	—	(10,317)
Acquisition of non-controlling interests	—	—	(1,199)	—	—	—	—	—	—	—	(1,199)	(1,600)	(2,799)
Other changes	—	—	7,107	—	—	—	—	—	—	—	7,107	—	7,107
Distribution of 2015 profit				—	—	—	—	—	—	—		—
Reserves	—	—	319,287	(319,287)	—	—	—	—	—	—	0	—	0
Dividends	—	—		(93,243)	—	—	—	—	—	—	(93,243)	—	(93,243)
Interim dividend	—	—	—	(119,615)	119,615	—	—	—	—	—	0	—	0
Operations with equity holders or owners	0	0	325,013	(532,145)	119,615	(10,135)	0	0	0	0	(97,652)	(1,600)	(99,252)
Balances at 30 September 2016 (unaudited)	119,604	910,728	1,696,074	406,096	0	(68,710)	462,065	2,906	(364)	0	3,528,399	4,039	3,532,438

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and nine-month period ended 30 September 2016

(1)         General Information

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. It’s registered and tax offices are in Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market).

Grifols, S.A. is the parent company of the Group (hereinafter the Group or Grifols) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California, USA), Clayton (North Carolina, USA) and Emeryville (San Francisco, USA).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements for the three- and nine-month period ended 30 September 2016 have been prepared under International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB), and in particular in accordance with IAS 34 Interim Financial Reporting, which for the Group´s purposes, are identical to the standards as endorsed by the European Union (IFRS-EU). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2015.

The Board of Directors of Grifols, S.A. authorised these condensed consolidated interim financial statements for issue at their meeting held on 28 October 2016.

Amounts contained in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of Grifols for the three- and nine-month period ended 30 September 2016 have been prepared based on the accounting records maintained by Grifols and subsidiaries.

Accounting principles and basis of consolidation applied

Except as noted below, the accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2015.

In addition, in 2016 the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for its application in Europe have become effective and, accordingly, have been taken into account for the preparation of these condensed consolidated interim financial statements:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and nine-month period ended 30 September 2016

Mandatory application for annual
periods beginning on or after:
Standards		IASB effective date

IAS 16	Clarification of Acceptable Methods of Depreciation and	1 January 2016
IAS 38	Amortisation (issued on 12 May 2014)

IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014)	1 January 2016

IAS 27	Equity Method in Separate Financial Statements (issued on 12 August 2014)	1 January 2016

Various	Annual Improvements to IFRSs 2012-2014 cycle (issued on 25 September 2014)	1 January 2016

IAS 1	Disclosure Initiative (issued on 18 December 2014)	1 January 2016

The application of these standards has not had a significant impact on the condensed consolidated interim financial statements.

At the date of presentation of these condensed consolidated interim financial statements, the following IFRS standards, amendments and IFRIC interpretations have been issued by the IASB but their application is not mandatory until future periods as described below

Mandatory application for annual
periods beginning on or after:
Standards		IASB effective date

IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses (issued on 19 January 2016)	1 January 2017

IAS 7	Disclosure Initiative (issued on 29 January 2016)	1 January 2017

IFRS 15	Revenue from contracts with Customers (issued on 28 May 2014)	1 January 2018

IFRS 15	Clarification to IFRS15 Revenue from Contracts with Customers (issued on 12 April 2016)	1 January 2018

IFRS 9	Financial instruments (issued on 24 July 2014)	1 January 2018

IFRS 2	Classification and Measurement of Share-based Payment Transactions (issued on 20 June 2016)	1 January 2018

IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4	1 January 2018
IFRS 9	Insurance Contracts (issued on 12 September 2016)

IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019

IFRS 10	Sale or Contribution of Assets between an Investor and its	Deferred indefinitely
IAS 28	Associate or Joint Venture (issued on 11 September 2014)

The Group has not applied any of the standards or interpretations issued prior to their effective date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and nine-month period ended 30 September 2016

At the date of issue of these condensed consolidated interim financial statements, the Group is analyzing the impact of the application of the above standards or interpretations published by the International Accounting Standards Board (IASB).

Responsibility regarding information, estimates, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three- and nine-month period ended 30 September 2016 is the responsibility of the Directors of the Company. The preparation of the condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies which have the most significant effect on the accounts recognised in these condensed consolidated interim financial statements.

•                      The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see note 17). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models. The senior unsecured notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy).

•                      The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed in note 7 of the consolidated financial statements as at and for the year ended 31 December 2015 to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                      Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h) of the consolidated financial statements as at and for the year ended 31 December 2015. Although estimates are calculated by the Company’s management based on the best information available at the reporting date, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognised prospectively.

•                      Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see note 17).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and nine-month period ended 30 September 2016

•                      Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred. If the lease contract is renewed or amended the Group conducts a new evaluation.

•                      Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations.

•                      Evaluation of the capitalisation of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                      Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 16.

•                      Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities.

•                      Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits.

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks.

Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

The estimates and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not significantly differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2015.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the three- and nine-month period ended 30 September 2016 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and nine-month period ended 30 September 2016 statements as at 31 December 2015 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main changes in the scope of consolidation during the interim period ended 30 September 2016 are detailed below:

•                  On 17 May 2016 Grifols subscribed and paid a capital increase in the amount of US Dollars 50 million (Euros 44,107 thousand) in the US company Singulex, Inc. (“Singulex”). As a result, Grifols holds a 20% common stock interest in Singulex on a fully diluted basis at a pre-money valuation of US Dollars 200 million. Grifols will be entitled to appoint a director to serve the board of directors of Singulex. As a result, Singulex granted Grifols an exclusive worldwide license for the use and sale of Singulex’ technology for the blood donor and plasma screening to further ensure the safety of blood and plasma products. At the date of publication of these Condensed Consolidated Interim Financial Statements, the fair value of the assets, liabilities and contingent liabilities acquired has not been determined. The acquisition of Singulex is accounted for as an “Investment in equity accounted investees”.

•                  On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc., a 48.97% of Bio-Blood Components Inc and a 48.9% of Plasma Biological Services, LLC. (“IBBI Group”), Groupbased in Memphis, Tennessee, USA, for the price of US Dollars 100 million (Euros 88,125 thousand). GWWO also entered into an option agreement to purchase the remaining  stakes for the price of US Dollars 100 million for an option price of US Dollars 10 million (Euros 9,007 thousand) (see note 8). The purchase price and the option right was paid at the signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 23 plasma collection centers, 9 blood donation centers and one laboratory. At the date of publication of these Condensed Consolidated Interim Financial Statements, the fair value of the assets, liabilities and contingent liabilities has not been determined. The acquisition of IBBI is accounted for as an “Investment in equity accounted investees”.

•                  On 3 March, 2016 the Group announced the acquisition of a further 32.93% stake in Progenika for Euros 25 million following the exercise of call and put options agreed in February 2013. As a result, Grifols owns 89.08% of Progenika’s share capital at 30 September 2016. Grifols has paid 50% of this investment in Grifols B shares (876,777 shares) and the remaining 50% in cash. The Group granted to the selling shareholders the option to resell the Class B shares during the first five days following the acquisition date.

•             In January 2016, Grifols acquired 30% of the equity of AlbaJuna Therapeutics, S.L. for Euros 3.75 million in the form of cash payment to finance the development and production of therapeutic antibodies against HIV. The initial investment will be increased upon achievements of agreed development milestones through two payments for a total amount of Euros 7.25 million.

AlbaJuna Therapeutics is a spin-off from the AIDS Investigation Institute IrsiCaixa, jointly driven by Obra Social “la Caixa” and the Health Department of the Generalitat de Catalunya. It was founded to promote the preclinical and clinical development of monoclonal antibodies that both neutralize the HIV action in the human body and increase the activity of natural killer cells, which are responsible for the destruction of infected cells.

•             The Group directors concluded that the significant influence over its TiGenix investment has ceased. The facts that lead to that conclusion are the resignation of its preferred rights to distribute the main drug under investigation by TiGenix and the fact that Grifols Group has no longer appointed board members and do not expect to have any. Additionally it has been considered the fact that the time needed for exercising its right of appointment of one board director is too long as to allow Grifols to participate in the board decisions in due time.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and nine-month period ended 30 September 2016

As a consequence the investment in TiGenix has been reclassified to Available for Sale Financial Assets. The effect of this reclassification resulted in a revaluation of the investment at fair value, determined based on the stock price of TiGenix as of 30 June 2016, and the related gain amounting to Euros 24 million has been accounted for in Share of income/losses of equity accounted investees of the condensed consolidated interim profit or loss account.

(4)         Financial Risk Management Policy

At 30 September 2016 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2015.

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the three- and nine-month periods ended 30 September 2016 and 30 September 2015 is as follows:

	Net revenues (Thousands of Euros)
			Three-Months	Three-Months
	Nine-Months Ended	Nine-Months Ended	Ended 30 September	Ended 30 September
Segments	30 September 2016	30 September 2015	2016	2015
Bioscience	2,356,352	2,212,255	797,012	754,862
Hospital	70,516	72,002	24,038	22,726
Diagnostic	485,868	509,506	169,038	165,519
Raw materials + Other	38,942	77,999	9,945	28,090
Total Revenues	2,951,678	2,871,762	1,000,033	971,197

	Consolidated Profit/(loss) (Thousands of Euros)
	Nine-Months	Nine-Months	Three-Months	Three-Months
	Ended 30	Ended 30	Ended 30	Ended 30
Segments	September 2016	September 2015	September 2016	September 2015
Bioscience	684,518	661,619	216,610	231,683
Hospital	(11,453)	(3,709)	(4,436)	(2,049)
Diagnostic	66,434	65,002	26,532	15,822
Raw materials + Other	68,486	53,669	30,315	19,027
Total income of reported segments	807,985	776,581	269,021	264,483
Unallocated expenses plus net financial result	(286,094)	(259,796)	(92,342)	(81,781)
Profit before income tax from continuing operations	521,891	516,785	176,679	182,702

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and nine-month period ended 30 September 2016

(6)         Goodwill

Details and movement in goodwill during the nine-month period ended 30 September 2016 is as follows:

		Thousands of Euros
		Balance at	Translation	Balance at
	Segment	31/12/2015	differences	30/09/2016
Net value
Grifols UK.Ltd. (UK)	Bioscience	9,362	(1,381)	7,981
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	6,118
Biomat USA, Inc. (USA)	Bioscience	186,907	(4,591)	182,316
Grifols Australia Pty Ltd.
(Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,961	107	10,068
Grifols Therapeutics, Inc. (USA)	Bioscience	2,041,137	(50,107)	1,991,030
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	1,232,358	(29,653)	1,202,705
		3,532,359	(85,625)	3,446,734

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies arose on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

Due to the acquisition of Novartis’ Diagnostic business unit in 2014, the Group decided to group Araclon, Progenika and Australia into a single CGU for the Diagnostic business since the acquisition will support not only the vertically integrated business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

At 30 September 2016, the Group has not identified any triggering event that would make it necessary to perform the impairment test of the respective CGU’s for this interim period.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and nine-month period ended 30 September 2016

(7)         Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the nine-month period ended 30 September 2016 is as follows:

	Thousands of Euros
	Other intangible	Property, plant
	assets	and equipment	Total
Total Cost at 31/12/2015	1,577,005	2,308,116	3,885,121
Total depreciation and amortization at 31/12/2015	(415,467)	(660,426)	(1,075,893)
Impairment at 31/12/2015	34	(3,288)	(3,254)
Balance at 31/12/2015	1,161,572	1,644,402	2,805,974

Cost
Additions	40,861	176,403	217,264
Disposals	(271)	(9,866)	(10,137)
Transfers	834	(1,467)	(633)
Translation differences	(33,601)	(40,095)	(73,696)
Total Cost at 30/09/2016	1,584,828	2,433,091	4,017,919

Depreciation & amortization
Additions	(45,650)	(105,108)	(150,758)
Disposals	254	6,695	6,949
Transfers	(99)	732	633
Translation differences	7,125	10,464	17,589
Total depreciation and amortization at 30/092016	(453,837)	(747,643)	(1,201,480)

Impairment
Additions	(55)	(1,699)	(1,754)
Translation differences	—	(14)	(14)
Impairment at 30/09/2016	(21)	(5,001)	(5,022)
Balance at 30/09/2016	1,130,970	1,680,447	2,811,417

At 30 September 2016 there are no indications that these assets have been impaired beyond recognized impairment.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognised comprise the rights on the Gamunex product, its commercialisation and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognised at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 30 September 2016 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and nine-month period ended 30 September 2016

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2015	Additions	differences	30/09/2016
Cost of currently marketed products - Gamunex	1,102,232	—	(27,060)	1,075,172
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(168,397)	(26,981)	4,236	(191,142)
Accumulated amortisation of currently marketed products - Progenika	(6,738)	(1,784)	—	(8,522)
Carrying amount of currently marketed products	950,889	(28,765)	(22,824)	899,300

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex)  and is amortised on a straight-line basis.

At 30 September 2016 the residual useful life of currently marketed products from Talecris is 24 years and 8 months (25 years and 8 months at 30 September 2015).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 30 September 2016 the residual useful life of currently marketed products from Progenika is 6 years and 5 months (7 years and 5 months at 30 September 2015).

(8)         Non-Current Financial Assets

	Thousands of Euros
	30/09/2016	31/12/2015
Non-current loans (a)	14,133	25,000
Non-current loans to third parties (b)	25,000	—
Non-current derivatives (note 17)	13,145	—
Non-current investment in quoted shares (note 3)	32,473	507
Non-current guarantee deposits	4,428	3,979
Other non-current financial assets	1,093	902
Total non-current financial assets	90,272	30,388

(a)             Non-current loans

On April 22, 2016, our subsidiary, Grifols Worldwide Operations Limited, subscribed US Dollars 19,950 thousand (Euros 17,997 thousand) aggregate principal amounts of 9% convertible bonds due 2021 issued by Aradigm (see note 17) . The Group indirectly owns 35.13% of the common stock of Aradigm. Interest on the convertible bonds is payable on May 1 and November 1 of each year.

As of the date of these condensed consolidated interim financial statements, Aradigm had not paid us any amount of interest on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of Aradigm. At the date of this condensed

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and nine-month period ended 30 September 2016 consolidated interim financial statements, the conversion rate is 191.94 shares of Aradigm common stock per US Dollar 1,000 principal amount of convertible bonds.

The conversion feature to convert the liablility in to equity of the issuer at a price that can be adjusted results in an embedded derivative measured at fair value (see note 17). All changes in fair value are recognized in the profit and loss account.

Aradigm intends to use the net proceeds from the offering to fund the current clinical development and regulatory submission for licensure of Pulmaquin and for general corporate purposes.

(b)         Non-current loans to third parties

On March 6, 2015, our subsidiary, Grifols Worldwide Operations Limited, subscribed Euros 25 million aggregate principal amount of 9% convertible bonds due 2018 issued by TiGenix. The Group indirectly owns 16.90% of the common stock of TiGenix. Interest on the convertible bonds is payable on September 6 and March 6 of each year. During the nine-month period ended 30 September 2016, TiGenix has paid us an amount of Euros 2,250 thousand of interests on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of TiGenix. As of the date of these condensed consolidated interim financial statements, the conversion rate was 107,956.39 shares of TiGenix common stock per Euros 100,000 principal amount of convertible bonds.

(9)         Trade and Other Receivables

At 30 September 2016, certain companies of the group had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 644,200 thousand for the nine-month period ended at 30 September 2016 (Euros 545,538 thousand for the nine-month period ended 30 September 2015  and Euros 786,818 thousand for the year ended 31 December 2015).

The deferred collection equivalent to the amount pending to be received from a financial entity is presented in the balance sheet under “Other receivables” for an amount of Euros 2,776 thousand as at 30 September 2016 (Euros 4,520 thousand as at 31 December 2015) which does not differ significantly from their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amounts to Euros 3,787 thousand for the nine-month period ended 30 September 2016 (Euros 4,681 thousand for the nine-month period ended 30 September 2015 ) (see note 13).

The recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain, has not significantly changed compared to 31 December 2015.

(10)  Equity

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and nine-month period ended 30 September 2016

(a)        Share Capital and Share Premium

On 4 January 2016 the Company’s new shares resulting from the share split ruling on 3 December 2015 by the Company’s board of directors (relevant event nº 231793) started to be traded in accordance with the delegation of authorities by the shareholders at the general shareholders’ meeting held on 29 May 2015. This share split entails that the nominal value of the new Class A shares will be Euro 0.25 per share (previously Euro 0.50 per share), whilst the nominal value of the new Class B shares will be Euro 0.05 per share (previously Euro 0.10 per share).

At 30 September 2016 the Company’s share capital was represented by 426,129,798 Class A shares and 261,425,110 Class B shares.

(b)        Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 September 2016, Euros 38,145 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 42,762 thousand at 31 December 2015) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 30 September 2016 and 31 December 2015 the legal reserve of the Company amounts to Euros 23,921 thousand.

(c)         Treasury Stock

At 30 September 2016 and 31 December 2015 the company does not have Class A treasury stock.

Movement in Class A treasury stock during the nine-month period ended 30 September 2015 is as follows:

	No. of Class A shares	Thousand Euros
Balance at 1 January 2015	1,967,265	69,134
Disposals Class A shares	(1,967,265)	(69,134)
Balance at 30 September 2015	0	0

Movement in Class B treasury stock during the nine-month period ended 30 September 2016 is as follows:

	No. of Class B shares	Thousand Euros
Balance at 1 January 2016	4,038,570	58,575
Acquisitions Class B shares	1,628,893	23,720
Non Cash Disposal Class B shares	(936,728)	(13,585)
Balance at 30 September 2016	4,730,735	(68,710)

In July 2016 the company delivered 59,951 treasury stocks (Class B Shares) to the Medion´s non-controlling interests in exchange of the 20 % acquired to them.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month period ended 30 September 2016

In March 2016 the company delivered 876,777 treasury stocks (Class B Shares) to the Progenika´s non-controlling interests in exchange of the 16.465% acquired to them (see note 3).

Acquisitions Class B shares include the purchase of the Class B shares from the vendor shareholders of Progenika for which Grifols exercised the cash option for an amount of Euros 11,035 thousand. This amount has been considered as cash used in investing activities in the statement of cash flows.

Movement in Class B treasury stock during the nine-month period ended 30 September 2015 is as follows:

	No. of Class B shares	Thousand Euros
Balance at 1 January 2015	5,653	118
Acquisitions Class B shares	2,014,285	58,457
Disposals Class B shares	(653)	—
Balance at 30 September 2015	2,019,285	(58,575)

(d)        Distribution of profits

The profits of Grifols, S.A. and subsidiaries will be allocated as agreed by respective shareholders at their general meetings and the proposed allocation of the profit for the year ended 31 December 2015 is presented in the consolidated statements of changes in equity.

The dividends paid during the nine-month period ended 30 September 2016 is as follows:

	Nine-Months Ended 30 September 2016
			Amount in
	% over	Euros	thousand of
	par value	per shares	Euros
Ordinary Shares	53%	0.13	56,493
Non-voting shares	265%	0.13	34,136
Non-voting shares (Preferred Dividend)	20%	0.01	2,614
Total Dividends Paid			93,243

The dividends paid during the nine-month period ended 30 September 2015 were as follows:

	Nine-Months Ended 30 September 2015
			Amount in
	% over	Euros	thousand of
	par value	per shares	Euros
Ordinary Shares	59%	0.30	62,873
Non-voting shares	300%	0.30	37,977
Non-voting shares (Preferred Dividend)	10%	0.01	1,307
Total Dividends Paid			102,157

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month period ended 30 September 2016

(e)         Restricted Share Unit Compensation

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU) for certain employees (see note 16). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 7,032 thousand, net of tax.

(11)                          Financial Liabilities

The detail of non-current financial liabilities at 30 September 2016 and 31 December 2015 is as follows:

	Thousands of Euros
	30/09/2016	31/12/2015
Financial liabilities
Non-current obligations (a)	779,532	781,416
Senior secured debt (b)	3,552,972	3,664,252
Other loans	116,267	120,326
Finance lease liabilities	5,038	5,852
Other non-current financial liabilities	32,961	25,808
Total non-current financial liabilities	4,486,770	4,597,654

Current obligations (a)	105,412	79,531
Senior secured debt (b)	76,763	74,165
Other loans	18,989	27,002
Financial derivatives (note 17)	0	7,375
Finance lease liabilities	3,597	5,656
Other current financial liabilities	18,124	68,768
Total current financial liabilities	222,885	262,497

On 17 March 2014 the Group concluded the refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

On 28 October 2015 the Group received an additional loan from the European Investment Bank up to Euros 100 million at a fixed interest rate for a tenor of ten years with a grace period of two years. The loan will be used to support some investments in R&D which are mainly focused on searching new applications for plasmatic proteins.

(a)   Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange.

Unamortised financing costs from the Senior Unsecured Notes amount to Euros 116 million at 30 September 2016 and Euros 137 million at 31 December 2015.

The total principal plus interest of the Senior Unsecured Notes to be paid is detailed as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month period ended 30 September 2016

	Senior Unsecured Notes
	Principal+Interests in	Principal+Interests in
	Thousand of US Dollar	Thousand of Euros
Maturity
2016	26,250	23,519
2017	52,500	47,039
2018	52,500	47,039
2019	52,500	47,039
2020	52,500	47,039
2021	52,500	47,039
2022	1,026,250	919,496
Total	1,315,000	1,178,210

The activity of Senior Unsecured Notes and promissory notes principal amounts, without considering unamortised financing costs, at 30 September 2016 and 30 September 2015 are as follows:

	Thousands of Euros
			Redemption	Exchange
	Initial balance at		and	differences	Final balance
	01/01/16	Issue	Repayments	and others	at 30/09/16
Issue of bearer promissory notes (nominal value)	68,388	84,240	(68,820)	—	83,808
Senior Unsecured Notes (nominal value)	918,527	—	—	(22,550)	895,977
	986,915	84,240	(68,820)	(22,550)	979,785

	Thousands of Euros
			Redemption	Exchange
	Initial balance at		and	differences	Final balance
	01/01/2015	Issue	Repayments	and others	at 30/09/15
Issue of bearer promissory notes (nominal value)	55,572	68,412	(56,634)	—	67,350

Senior Unsecured Notes (nominal value)	823,655	—	—	68,963	892,618
	879,227	68,412	(56,634)	68,963	959,968

(b)    Loans and borrowings

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a Term Loan B (“TLB”) that amounts to US Dollars 3,250  million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt was terminated.

Unamortised financing costs from the senior secured debt amount to Euros 156 million at 30 September 2016 and Euros 190 million at 31 December 2015.

The terms and conditions of the senior secured debt are as follows:

•                              Tranche A: Senior Debt Loan repayable in six years

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month period ended 30 September 2016

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 700 million.

•                              Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

•                              No floor over US Libor.

The detail of the Tranche A by maturity as at 30 September 2016 is as follows:

	US Tranche A
		Principal in thousands of US	Principal in thousands of
	Currency	Dollars	Euros
Maturity
2016	US Dollars	13,125	11,760
2017	US Dollars	52,500	47,039
2018	US Dollars	52,500	47,039
2019	US Dollars	380,625	341,031
2020	US Dollars	122,500	109,757
Total	US Dollars	621,250	556,626

•      Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US Dollars 3,250 million.

•                              Applicable margin of 300 basis points (bp) linked to US Libor 1 month

•                              No floor over US Libor.

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 400 million.

•                              Applicable margin of 300 basis points (bp) linked to Euribor 1 month.

•                              No floor over Euribor

The detail of the Tranche B by maturity as at 30 September 2016 is as follows:

	US Tranche B			Tranche B in Euros
		Principal in thousands	Principal in		Principal in
	Currency	of US Dollars	thousands of Euros	Currency	thousands of Euros
Maturity
2016	US Dollars	8,125	7,280	Euros	1,000
2017	US Dollars	32,500	29,119	Euros	4,000
2018	US Dollars	32,500	29,119	Euros	4,000
2019	US Dollars	32,500	29,119	Euros	4,000
2020	US Dollars	32,500	29,119	Euros	4,000
2021	US Dollars	3,030,625	2,715,370	Euros	373,000

Total	US Dollars	3,168,750	2,839,126	Euros	390,000

•      US Dollar 300 Million committed credit revolving facility: Amount maturing on 27 February 2019. At 30 September 2016 no amount has been drawn down on this facility.

The total principal plus interest of the Tranche A & B Senior Loan is detailed as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month period ended 30 September 2016

	Thousands of Euros
	Tranche A Senior Loan	Tranche B Senior Loan
Maturity
2016	16,070	36,553
2017	65,227	155,314
2018	65,331	165,327
2019	355,697	171,547
2020	110,875	170,464
2021	—	3,110,363
Total	613,200	3,809,568

The issue of senior unsecured notes and senior secured debt is subject to compliance with the leverage ratio covenant. At 30 September 2016 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. Guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

(12)                          Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros
	Nine-Months	Nine-Months	Three-Months	Three-Months
	Ended 30	Ended 30	Ended 30	Ended 30
	September 2016	September 2015	September 2016	September 2015

Cost of sales	472,086	432,892	155,376	144,035
Research and development	59,267	57,471	19,313	19,336
Selling, general & administrative expenses	235,294	197,955	84,114	68,936
	766,647	688,318	258,803	232,307

Details of amortisation and depreciation expenses by function are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month period ended 30 September 2016

	Thousands of Euros
	Nine-Months	Nine-Months	Three-Months	Three-Months
	Ended 30	Ended 30	Ended 30	Ended 30
	September 2016	September 2015	September 2016	September 2015

Cost of sales	94,758	79,817	31,005	29,346
Research and development	9,839	10,411	3,220	3,463
Selling, general & administrative expenses	46,161	48,577	15,618	15,864
	150,758	138,805	49,843	48,673

(13)                          Finance Result

Details are as follows:

	Thousands of Euros
	Nine-Months	Nine-Months	Three-Months	Three-Months
	Ended 30	Ended 30	Ended 30	Ended 30
	September	September	September	September
	2016	2015	2016	2015
Finance income	6,767	4,265	2,843	1,202
Finance cost from Senior Unsecured Notes	(54,980)	(54,372)	(18,280)	(18,347)
Finance cost from Senior debt	(126,080)	(120,686)	(41,884)	(40,879)
Finance cost from sale of receivables (note 9)	(3,787)	(4,681)	(1,022)	(2,005)
Capitalised interest	7,633	7,081	2,697	2,562
Other finance costs	(8,040)	(7,140)	(2,694)	(1,789)
Finance costs	(185,254)	(179,798)	(61,183)	(60,458)
Change in fair value of financial instruments (note 17)	(7,363)	(18,792)	63	(6,932)
Exchange differences	2,455	(3,295)	(954)	3,790
Finance result	(183,395)	(197,620)	(59,231)	(62,398)

(14)                          Taxation

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has decreased from 22.5% for the nine-month period ended 30 September 2015 to 22.3 % for the nine-month period ended 30 September 2016 mainly due to a change of country mix of profits.

No material events have arisen regarding undergoing income tax audits of Group companies during the nine-month period ended 30 September 2016.

(15)                          Discontinued operations

The Group does not consider any operations as discontinued for the nine-month period ended September 2016 and 2015.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month period ended 30 September 2016

(16)                          Contingencies and Commitments

(a)                                     Contingencies

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•                  The Group carried out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation was carried out by an external legal advisor. In principle, the investigation was focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement was reached between the parties. In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore, an investigation was opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager.

From these 5 employees of the Company initially charged, the Naples Tribunal resolved discharging 3 of them, continuing the judicial process only against the remaining 2 employees. Additionally, the Company has finalized the internal investigation opened in Italy as a consequence of the indicated judicial proceedings, and in November 2015 a meeting took place with the DOJ to report on the conclusions derived from the investigation.

Additionally to the above and as part of the in-depth review of potential irregular practices that the Group is carrying out in relation to its recent acquisitions, the Company opened internal investigations in Mexico as well as in the Czech Republic to review the commercial practices in such countries. Both investigations have finalized, without having detected any significant practice that could imply a breach of the FCPA.

On September 2016, the United States Department of Justice (the “Department”) notified the Group that the Department has closed its inquiry into Grifols, concerning possible violations of the U.S. Foreign Corrupt Practices Act. In its notice of declination to prosecute, the Department acknowledged the full cooperation of Grifols in the investigation.

•                  As a result of the acquisition of the transfusional Diagnostic unit, the Group considers that there could have existed inadequate commercial and contractual practices which could originate in potential contingencies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month period ended 30 September 2016

(b)             Commitments

•                  Restricted Share Unit Retention Plan

For the bonus of 2015 and 2014, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. By these plans, the employee could elect to receive up to 50% of its yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match with an additional 50% of the employee election of RSUs (additional RSUs).

Grifols Class B Shares and Grifols ADS are valued at the date of payment of the bonus, and no cash dividends will be paid in respect of these shares.

These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU’s will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSU.

This commitment is treated as equity-settled and the accumulated amount recognized as at 30 September 2016 is Euros 9,376 thousand (Euros 4,532 thousand at December 2015).

(17)                          Financial instruments

Fair value

At 30 September 2016 and 31 December 2015 the fair value of Senior Unsecured Notes and senior secured debt is the following:

	Thousands of Euros
	Fair Value at	Fair Value at
	30/09/2016	31/12/15	Hierarchy Level
Senior Unsecured Notes	921,176	927,712	Level 1
Senior Secured Debt (tranche A and B)	3,837,340	3,929,517	Level 1

Financial derivatives have been valued based on observable market data (level 2 of the fair value hierarchy). The valuation technique for level 2 is based on broker quotes. Similar contracts are traded in an active market and the quotes reflect actual transactions in similar instruments.

The fair value of financial assets and remaining financial liabilities does not differ significantly from their carrying amount.

Financial Derivatives

At 30 September 2016 and 31 December 2015 the Group has recognised the following derivatives:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month period ended 30 September 2016

		Notional	Notional	Thousands of Euros
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	30/09/2016	31/12/2015	30/09/2016	31/12/2015	Maturity
Interest rate swap (cash flow hedges)	US Dollar	—	694,445,000	—	(6,789)	30/06/2016
Interest rate swap (cash flow hedges)	Euros	—	100,000,000	—	(586)	31/03/2016
Swap Option	Euros	—	100,000,000	—	—	31/03/2016
Call Right (note 3)	US Dollar	N/A	N/A	8,960	—	30/04/2019
Embedded derivative (note 8 (a))	US Dollar	N/A	N/A	4,185	—	31/05/2021
Total				13,145	(7,375)
Total Assets (see notes 3 and 8)				13,145	—
Total Liabilities (note 11)				—	(7,375)

On May 11, 2016 the Group has paid an aggregate amount equal to US Dollars 10 million (Euros 8,960 thousand) in respect of the call right for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. units that are not owned by the Group. The call right can be exercised by the Group by delivering written notice of its intention at any time on or after February 1, 2019 and on or before April 30, 2019 (see notes 3 and 8).

(18)                          Related Parties

Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length.

Group transactions with related parties during the nine-months ended 30 September 2016 were as follows:

	Thousand of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company
Purchases of inventory	(20,785)	—	—	—
Other service expenses	(4,787)	—	(3,900)	(679)
Operating leases expenses	—	—	(3,747)	—
Remuneration	—	(6,053)	—	(2,622)
R&D agreements	(10,188)	—	—	—
Financial income	1,604	—	—	—
	(34,156)	(6,053)	(7,647)	(3,301)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month period ended 30 September 2016

Group transactions with related parties during the nine-months ended 30 September 2015 were as follows:

	Thousand of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company
Net sales	262	—	—	—
Other service expenses	—	—	(5,887)	(619)
Operating leases expenses	—	—	(4,891)	—
R&D Agreements	(18,400)	—	—	—
Purchase of Fixed Assets	—	—	(276,457)	—
Sale of Fixed Assets	—	—	12,000	—
Remuneration	—	(5,167)	—	(2,668)
Financial income	1,336	—	—	—
	(16,802)	(5,167)	(275,235)	(3,287)

During the nine-month period ended 30 September of 2015, the Group performed transactions at market price with a related party amounting to 12,695 thousand Euros related to operations with treasury stock.

Group transactions with related parties during the three-months period ended 30 September 2016 were as follows:

	Thousand of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company
Purchases of inventory	(13,774)	—	—	—
Other service expenses	(1,720)	—	(1,300)	(225)
Operating leases expenses	—	—	(1,251)	—
Remuneration	—	(1,765)	—	(1,045)
R&D agreements	(10,188)	—	—	—
Financial income	310	—	—	—
	(25,372)	(1,765)	(2,551)	(1,270)

Group transactions with related parties during the three-months period ended 30 September 2015 were as follows:

	Thousand of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company
Net sales	105	—	—	—
Other service expenses	—	—	(1,957)	(225)
Operating leases expenses	—	—	(1,249)	—
R&D Agreements	(1,065)	—	—	—
Remuneration	—	(1,547)	—	(776)
Financial income	615	—	—	—
	(345)	(1,547)	(3,206)	(1,001)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month period ended 30 September 2016

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as disclosed in note 29(c) of the consolidated financial statements as at and for the year ended 31 December 2015, certain Company directors and key management personnel are entitled to termination benefits.

(19)                          Subsequent Events

On 28 October 2016, the Board of Directors approved payment of an interim dividend against 2016 profit of euro 0.18 per each share by which the Company´s share capital is represented. Payment of the interim dividend will be made on 7 December 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS, S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their nine month period ended September 30 2016 condensed consolidated interim financial statements and related footnotes that have been subject to an AU 722 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers worldwide to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 4.2 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of close to 2.3 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. The new fractionation facility in Clayton, approved by the FDA at the end of 2014, almost doubled the production capacity to approximately 6 million liters annually. The Spanish and American facilities currently have an aggregate fractionation capacity of 12.5 million liters of plasma per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials & Others. Subsequent to its acquisitions, Talecris’ operations were incorporated into the existing Bioscience Division and the business of the transfusion diagnostic unit acquired to Novartis was incorporated into the existing Diagnostic Division.

•         Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main plasma products we manufacture are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition in 2011, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the Group’s total net revenues, accounted for EUR 2,356.4 million, or 79.8%, and EUR 2,212.3 million, or 77.0%, of Grifols’ total net revenues for the nine months period ended September 30, 2016 and the nine months period ended September 30, 2015, respectively.

•         Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments, reagents and software for use in clinical as well as blood bank laboratories. We concentrate our Diagnostic business in transfusion medicine, that includes blood typing and analysis, and in clinical diagnostic. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. From January 2014 the division includes the diagnostic business acquired to Novartis. The business acquired produces a complete line of products and systems to perform blood donor screening, molecular tests aimed at detecting the pathogenic agents of transfusion related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus. The Diagnostic division accounted for EUR 485.9 million, or 16.5%, and EUR 509.5 million, or 17.8%, of Grifols’ total net revenues for the nine months period ended

September 30, 2016 and the nine months period ended September 30, 2015, respectively. For more details on the business acquired see Note 3 of the 2015 consolidated financial statements.

•         Hospital. The Hospital division manufactures and installs products used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal and hospital logistics solutions. It also includes products that we do not manufacture but that we market as supplementary to the products manufactured by us. The Hospital division accounted for EUR 70.5 million, or 2.4%, and EUR 72.0 million, or 2.5%, of total net revenues for the nine months period ended September 30, 2016 and the nine months period ended September 30, 2015, respectively.

•         Raw Materials and Others. It primarily consists of revenues earned from third-party engineering projects performed by our subsidiary, Grifols Engineering, S.A., as well as all income derived from manufacturing agreements with Kedrion, and royalty income from the Bioscience and Diagnostic divisions, including royalties acquired with the Novartis transfusion diagnostic Business. It accounted for EUR 38.9 million, or 1.3%, and EUR 78.0 million, or 2.7%, of Grifols total net revenues for the nine months period ended September 30, 2016 and the nine months period ended September 30, 2015, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the nine months ended September 30, 2016 and September 30 2015 have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the group for the year ended 31 December 2015 prepared in accordance with IFRS as issued by the International Accounting Standard Board (IFRS IASB).

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the Talecris acquisition in 2011, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs.

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

At the end of 2015 we had 159 operating plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006 (merged with Biomat USA in 2015); eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2015, our plasma collection centers obtained approximately 8.2 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties). We believe that our plasma requirements through 2017 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately one million liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements. In 2015 we have started a 5 year plan to open new centers to support future demand growth.

Critical Accounting Policies under IFRS

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34, requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities. A detailed description of our significant accounting policies can be found in note 4 of the consolidated financial statements of the group for the year ended 31 December 2015

We believe that certain of our accounting policies are critical because they require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our condensed consolidated interim financial statements.

Business combinations

We apply IFRS 3 revised “Business combinations” in transactions made subsequent to January 1, 2010, applying the acquisition method of this standard to business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition related-costs are accounted for as expenses when incurred. Share capital increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the related financial liability when it is recognized.

At the acquisition date, we recognize the assets acquired and the liabilities assumed at fair value. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill.

When a business combination has been determined provisionally, adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

Property, plant and equipment

(i)                           Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	4%-10%
Other property, plant and equipment	Straight line	7%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(ii)                       Subsequent recognition

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iii)                   Impairment

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below in section Intangible Assets “(vi) Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization”.

Intangible assets

(i)                           Goodwill

Goodwill is generated in the course of business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash generating units, which we refer to as CGUs, or groups of CGUs that are expected to benefit from the synergies of the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)                       Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•           we have technical studies that demonstrate the feasibility of the production process;

•           we have undertaken a commitment to complete production of the asset to make it available for sale or internal use;

•           the asset will generate sufficient future economic benefits; and

•           we have sufficient technical and financial resources to complete development of the asset and have devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditures actually assigned to different projects.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to the “self-constructed non-current assets” line in the consolidated statement of profit or loss.

Expenditures on activities that contribute to increasing the value of the different businesses in which we operate are expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii)                   Other intangible assets

Other intangible assets are carried at cost or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

(iv)                     Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Progenika includes the fair value of the currently marketed products sold, which are classified in “Other intangible assets” and “Development costs”.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

(v)                         Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Method	Rates
Development expenses	Straight line	20% - 33%
Concessions, patents, licenses, trademarks and similar	Straight line	7% - 20%
Computer Software	Straight line	16% - 33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset less its residual value.

(vi)                     Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

We test goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit and loss.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash generating units are first allocated, where applicable, to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of (i) its fair value less costs of disposal, (ii) its value in use and (iii) zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated statement of profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable value and the carrying amount that would have been obtained, net of amortization or depreciation, had no impairment loss been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when plasma is purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and EMA regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis.

The transformation cost is allocated to each inventory unit on a first in, first out basis.

We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds the net realizable value, materials are written down to net realizable value. Net realizable value is considered as detailed below.

•           Raw materials and other supplies: replacement cost. Nevertheless, raw materials and other supplies are not written down if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•           Merchandise and finished goods: estimated selling price less costs necessary to sell the goods.

•           Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

Previously recognized write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress” and “Supplies”.

Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenue if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

•           we have transferred to the buyer the significant risks and rewards of ownerships of the goods;

•           we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•           the amount of revenue and the costs incurred or to be incurred can be measured reliably;

•           it is probable that the economic benefits associated with the transaction will be received by us; and

•           the costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, “wholesalers”) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale.

The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

Leases

(i)                          Lessee accounting records

We have rights to use certain assets through lease contracts. Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

•           Finance leases: We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

•           Operating leases: We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii)                      Sale-leaseback transactions

Any profit on sale leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•           If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated statement of profit or loss for the year; or

•           If the sale price is below fair value, any profit or loss is recognized immediately in the consolidated statement of profit or loss. However, if the loss is compensated for by future below market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Nine months ended September 30, 2016 compared to nine months ended September 30, 2015

Key financial figures — 9 months to September 2016

Grifols increased its revenues by +2.8% (+3.0% cc1) to EUR 2,951.7 million for the nine months ended September 2016. Recurring revenues (excluding Raw Materials and Others) grew by +4.3% (+4.5% cc) reaching EUR 2,912.7 million, as a result of the good sales performance in the Bioscience Division and the recovery of the revenues generated by the Diagnostic and Hospital divisions in the third quarter of the year.

Revenues of the Bioscience Division increased by +6.5% (+6.7% cc) to EUR 2,356.4 million between January and September, demonstrating a solid trend, driven mainly by the sales volumes of IVIG, alpha-1 antitrypsin and albumin.

Revenues of the Diagnostic Division rose by +2.1% (+2.8% cc) in the third quarter due to the expansion of NAT technology (Procleix® NAT Solutions) in China and the Middle East, as well as the progressive penetration of the blood typing line in the United States and its robust growth in the rest of the markets. These positive contributions and the absorption of the impact of the new contract signed with Abbott in July 2015 for the production of antigens resulted in revenues of EUR 485.9 million over the first nine months of the year, showing a recovery of the yearly cumulative decrease up to -4.6% (-4.4% cc).

Sales of the Hospital Division increased by +5.8% (+6.9% cc) between July and September 2016, taking the division’s revenues for the first nine months of the year to EUR 70.5 million, compared with EUR 72.0 million generated in the same period of 2015. This increase was driven by the Intravenous therapy line. Growth in the United States continued to be favourable, and the division strengthened its penetration in Portugal and various countries of Latin America.

As in previous quarters, margins continued to be impacted mainly by the decline in royalties related to the transfusion diagnostics unit received during 2015, which fell significantly in 2016; by the higher plasma costs linked to the opening of new donor centres and to the greater incentives to reward donors for their time. Grifols maintains as a strategic priority the increase of supply of raw material to meet on a sustainable basis the growing market demand.

In this regard, while progressing with the plan to open new plasma centres and allocating resources required to support the increase in the commercial activity, the EBITDA margin remained stable reaching

1                 Constant currency (cc) excludes the impact of exchange rate movements

28.6% of revenues for the first nine months of the year and amounted to EUR 842.9 million (-1.6%). EBIT stood at EUR 692.1 million (-3.6%), representing 23.4% of revenues.

The financial result continued to improve and decreased by -7.2%. The favourable impact of exchange rates and the maturity of the interest rate derivative contracts contributed to this result.

Grifols’ EUR 406.1 million net profit increased by +1.1% to 13.8% of the group’s net revenues. The effective tax rate for the nine months to September 2016 was 22.3%.

At the end of September 2016, net financial debt was EUR 3,809.2 million, including EUR 900.5 million in cash. The company maintained its liquidity position above EUR 1,300 million, taking into account undrawn credit lines in excess of EUR 400 million.

Grifols’ net debt to EBITDA ratio was 3.32x, in line with the figure reported at the beginning of the year. Excluding the exchange rate impact, it stood at 3.39x.

The reduction of indebtedness remains a priority, and to this end the company continues to focus on cash generation. At 30 September 2016, Grifols’ operating cash flow amounted to EUR 372.9 million, a positive milestone considering the higher inventory levels associated with the opening of new plasma centres and higher volume of sales.

Following the end of the quarter, on October 28, 2016, the Board of Directors approved the payment of an interim dividend on account of 2016 profit of EUR 0.18 per each share by which the Company´s share capital is represented. The payment of the interim dividend will be made on December 7, 2016.

Key financial figures for the nine months ended 30 September 2016

In millions of euros except % and EPS	9M 2016	9M 2015	% Var
NET REVENUE (NR)	2,951.7	2,871.8	2.8%
GROSS MARGIN	47.8%	49.1%
R&D	149.7	158.1	(5.4)%
% NR	5.1%	5.5%
EBITDA	842.9	856.8	(1.6)%
% NR	28.6%	29.8%
EBIT	692.1	718.0	(3.6)%
% NR	23.4%	25.0%
GROUP PROFIT	406.1	401.6	1.1%
% NR	13.8%	14.0%
ADJUSTED(1) GROUP PROFIT	464.6	463.4	0.3%
% NR	15.7%	16.1%
CAPEX	180.3	201.1	(10.3)%
EARNINGS PER SHARE (EPS)(2)	0.59	0.59	1.1%

	September 2016		December 2015	% Var
TOTAL ASSETS	9,567.9		9,601.7	(0.4)%
TOTAL EQUITY	3,532.4		3,301.4	7.0%
CASH & CASH EQUIVALENTS	900.5		1,142.5	(21.2)%
LEVERAGE RATIO	(3.32/3.39cc	)(3)	3.19

(1)             Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(2)             EPS as of September 30, 2015 calculated taking into consideration the 2:1 split effective 4 January 2016

(3)             Constant currency (cc) excludes the impact of exchange rate movements

Adjusted group profit reconciliation for the nine months ended 30 September 2016

In millions of euros	9M 2016	9M 2015	% Var
GROUP NET PROFIT	406.1	401.6	1.1%
% NR	13.8%	14.0%
Amortization of deferred financial expenses	47.4	48.0	(1.3)%
Amortization of intangible assets acquired in business combinations	27.9	31.7	(12.0)%
Tax impacts of adjustments	(16.8)	(17.9)	(6.1)%
ADJUSTED(1) GROUP NET PROFIT	464.6	463.4	0.3%
% NR	15.7%	16.1%

(1)             Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization

Revenue performance by division

•               Bioscience Division: 79.8% of revenue

The Bioscience Division represents Grifols’ main line of organic growth. Significant increases in the sales’ volumes of the main plasma proteins continue. The geographic mix has favoured revenues and prices as a whole remained stable. Revenues in the first nine months of the year rose by +6.5% (+6.7% cc) to EUR 2,356.4 million.

Sales of IVIG remained solid through September. Demand for this plasma product continued to be very strong, buoyed by growth in the United States and Europe. There was notable growth in certain countries of the Asia-Pacific region. Grifols is leader in the field of immunodeficiencies, and promotes better diagnosis and treatment of these diseases. In the field of neurology, where the use of immunoglobulins is on the rise, the company is promoting advanced training for its sales teams in order to provide a better response to the needs of patients and healthcare professionals.

In this regard, representatives of Grifols’ neurology and immunology business areas have taken part in the advanced training organised by the American Association of Neuromuscular & Electrodiagnostic Medicine (AANEM)2 on chronic inflammatory demyelinating polyneuropathy (CIDP). Initiatives of this kind are part of the association’s education programme to help improve the diagnosis and treatment of the disease.

Sales of albumin continue to grow, supported by China and the United States, where demand remains very strong. The positive trend in various Latin American countries also continues.

Grifols is leader in the production and sale of alpha-1 antitrypsin, and actively promotes the diagnosis of the deficiency of this protein (AATD) in the United States, Europe and - in a more incipient manner - Latin America. Sales are steadily growing significantly in the United States, Canada and several European countries.

Grifols continues to advance the development of its respiratory franchise. In addition to the above-mentioned growth in sales of alpha-1 antitrypsin, progress is being made on the development of Linhaliq® (Pulmaquin®), an innovative inhaled ciprofloxacin compound for the treatment of severe respiratory diseases. Grifols holds the worldwide sales rights for this compound under the global agreement reached following the acquisition of 35.13% of Aradigm Corporation.

In the third quarter of 2016, Aradigm announced the final dosing of the last patient in its Phase III clinical trial for the indication of the compound for the treatment of non-cystic fibrosis bronchiectasis (BE)3. The completion of the study and the approval of the product would enable Grifols to complement its product portfolio.

2                   AANEM (American Association of Neuromuscular & Electrodiagnostic Medicine) is the leading organization in the United States in the provision of quality support and training to doctors and other healthcare professionals for the treatment of neuromuscular diseases and the practice of electrodiagnostic medicine.

3                   Full information available at http://investor.aradigm.com/releasedetail.cfm?ReleaseID=990452

Sales of factor VIII continue to grow in the United States, largely driven by the treatment of patients who have developed inhibitors. This segment shows a very positive sustainable trend.

In parallel, the results of the SIPPET study (Survey of Inhibitors in Plasma Products Exposed Toddlers) - which shows that treatment with recombinant factor VIII (rFVIII) is associated with an incidence of inhibitors 87% higher than treatment with plasma factor VIII with von Willebrand factor (pdFVIII/VWF) in previously untreated patients with severe hemophilia A - continues to influence the choice of treatment for these patients.

At the patient world congress organised by the World Federation of Hemophilia (WFH), the results of the SIPPET study were one of the main topics. In addition, since the publication of the study in The New England Journal of Medicine, the main hemophilia associations, for doctors and patients alike, have recognised the impact of the results and issued recommendations for physicians to assess and present both treatment options (plasma derived and recombinant) to patients and their families. The objective is to foster informed decision-making when choosing the best option for their treatment, even in countries where the recombinant approach was previously the only option recommended in the treatment guides.

These include associations in the United States (NFH/MASAC), the United Kingdom (UKHCDO), France (AFH), Canada (CHS/AHCDC) and Europe (EAHAD and EHC), as well as WFH. Moreover, the European Medicines Agency (EMA) is currently conducting a review of different factor VIII concentrates in order to assess the risk of developing inhibitors in patients who start treatment for hemophilia A, and will be issuing its recommendations soon.

•               Diagnostic Division: 16.5% of revenues

Revenues of the Diagnostic Division amounted to EUR 485.9 million, moderating their decline, compare with the first half of the year, to -4.6% (-4.4% cc) due to the positive contribution of sales in the third quarter of 2016, which increased by +2.1% (+2.8% cc).

Significant features included the expansion of NAT technology (Procleix® NAT Solutions) in countries of the Asia-Pacific region (including China) and the Middle East, as well as the sales performance in such an important and consolidated market as the United States; the absorption of the impact of the new contract signed with Abbott in July 2015 for the production of antigens; and the positive trend in sales of analysers (Wadiana® and Erytra®) and reagents (DG-Gel® cards) in the blood typing business line in the United States, as well as their introduction in new markets.

As a result of the marketing efforts, Grifols is laying the foundations to grow the division through new products, expansion into new markets and the strengthening of its commercial presence in geographical areas where it already operates.

In the Middle East, Grifols has become the main supplier of NAT technology in Saudi Arabia after being awarded the contract to supply transfusion services to the Saudi Ministry of Health (MoH) and for the majority of the member countries of the Cooperation Council for the Arab States of the Gulf (CCASG). This tender adds to the 2015 contract for the National Guard Hospitals (NGH) project, and reinforces Grifols’ goal of establishing itself as a leading provider of NAT technology in the region.

Another highlight of the period was the opening of a diagnostic training centre in Dubai, which will offer specialised training courses on Grifols Transfusion Medicine and Clinical Diagnostic products.

In the Asia-Pacific region, Grifols won its first tender in South Korea as a supplier of blood typing solutions to the Korean Red Cross. It has also won tenders in Tunisia and the Maghreb, confirming its commitment to new emerging markets.

The Group also continued to promote its presence in Latin America with its Diagnostic Division. Highlights included the launch of its NAT technology line in the region, with the installation of the first Procleix Panther® in Peru, as well as the official approval by the Brazilian health authorities (ANVISA) to market the ID CORE XT® and ID HPA XT® genomic DNA blood genotyping systems. These systems are developed and manufactured by Progenika Biopharma, and opportunities in leading Brazilian blood banks have already been identified.

In Europe, highlights included the agreements reached in Poland with two of the country’s main healthcare companies for the exclusive use of Grifols inmunohematology and reagent products in their laboratories. CE mark approval was also obtained from the European Union for the VITROS® HIV Combo test, developed by Grifols and Ortho Clinical Diagnostics for the early detection of acute HIV infection. This is an important milestone in the joint business between the two companies, in which Grifols is responsible for manufacturing the antigens for the test.

In the United States, the FDA amended the response protocol relating to the Zika virus extending the screening requirement of all donations to the blood banks of the country. The Grifols test developed with Hologic is approved under the research protocol (IND) for use in areas with a risk of transmission and to meet this new requirement.

•               Hospital Division: 2.4% of revenues

Revenues of the Hospital Division amounted to EUR 70.5 million. Sales in the third quarter were positive (+5.8% / +6.9% cc) and contributed to reduce the cumulative decline to -2.1% (-0.2% cc) when compared to the EUR 72.0 million reported in the same period of 2015.

The Intravenous Therapy has driven the growth. As anticipated by Grifols, various public tenders relating to the Pharmatech lines (include hospital logistics and i.v. Tools) were launched in a number of Latin American countries. Growth in the United States continued to be favourable.

•               Raw Materials and Others Division: 1.3% of revenue

Grifols’ non-recurring revenues in the Raw Materials and Others Division amounted to EUR 38.9 million, representing 1.3% of total revenues. These include, among others, third-party engineering projects performed by Grifols Engineering, income deriving from manufacturing agreements with Kedrion, and revenues from royalties.

As anticipated, the lower revenues for this division are directly related to the reduction in royalties related to the transfusion diagnostics unit.

Revenue performance by division for the nine months ended September 30 2016

		% of Net		% of Net
In thousands of euros	9M 2016	Revenues	9M 2015	Revenues	% Var	% Var cc*

BIOSCIENCE	2,356,352	79.8%	2,212,255	77.0%	6.5%	6.7%
DIAGNOSTIC	485,868	16.5%	509,506	17.8%	(4.6)%	(4.4)%
HOSPITAL	70,516	2.4%	72,002	2.5%	(2.1)%	(0.2)%
SUBTOTAL	2,912,736	98.7%	2,793,763	97.3%	4.3%	4.5%
RAW MATERIALS AND OTHERS	38,942	1.3%	77,999	2.7%	(50.1)%	(50.6)%
TOTAL	2,951,678	100.0%	2,871,762	100.0%	2.8%	3.0%

* Constant currency (cc) excludes the impact of exchange rate movements

Revenue performance by region for the nine months ended September 30 2016

		% of Net		% of Net
In thousands of euros	9M 2016	Revenues	9M 2015	Revenues	% Var	% Var cc*

US + CANADA	1,944,070	65.9%	1,827,774	63.7%	6.4%	5.6%
EU	473,951	16.1%	496,255	17.3%	(4.5)%	(4.0)%
ROW	494,715	16.7%	469,734	16.3%	5.3%	9.1%
SUBTOTAL	2,912,736	98.7%	2,793,763	97.3%	4.3%	4.5%
RAW MATERIALS AND OTHERS	38,942	1.3%	77,999	2.7%	(50.1)%	(50.6)%
TOTAL	2,951,678	100.0%	2,871,762	100.0%	2.8%	3.0%

* Constant currency (cc) excludes the impact of exchange rate movements

Third quarter of 2016

Grifols’ total revenues in the third quarter of 2016 exceeded EUR 1,000 million, representing an increase of +3.0% (+4.0% cc) compared with the same period of the previous year. There was notable growth in recurring revenues (excluding Raw Materials and Others), that increase +5.0% (+6.0% cc).

The Bioscience Division was the main driver of growth, with revenues rising by +5.6% (+6.7% cc) to EUR 797.0 million. Notable features of the period include increased sales of IVIG in the United States and the European Union, and buoyant sales of alpha-1 antitrypsin and factor VIII in North America and of albumin in China.

The commitment to geographical expansion and the increased penetration of products and services in markets where the group already operates were reflected in the sales achieved by the Diagnostic and Hospital divisions. The Diagnostic division growth over the quarter saw revenues rising by +2.1% (+2.8% cc) to EUR 169.0 million. The Hospital division grew by +5.8% (+6.9% cc), with sales exceeding EUR 24.0 million.

Sales in the United States and Canada continued to grow, rising by +7.3% (+7.9% cc) to EUR 674.6 million compared to the same period of the previous year. Revenues generated in ROW (Rest of World) also grew to EUR 164.7 million, increasing +2.3% (+5.0% cc) and the European Union recovered with sales stabilised at EUR 150.8 million mitigating its decline to -1.8% (-0.7% cc).

Revenue performance by division for the third quarter

		% of Net		% of Net
In thousands of euros	3Q 2016	Revenues	3Q 2015	Revenues	% Var	% Var cc*

BIOSCIENCE	797,012	79.7%	754,862	77.8%	5.6%	6.7%
DIAGNOSTIC	169,038	16.9%	165,519	17.0%	2.1%	2.8%
HOSPITAL	24,038	2.4%	22,726	2.3%	5.8%	6.9%
SUBTOTAL	990,088	99.0%	943,107	97.1%	5.0%	6.0%
RAW MATERIALS AND OTHERS	9,945	1.0%	28,090	2.9%	(64.6)%	(64.4)%
TOTAL	1,000,033	100.0%	971,197	100.0%	3.0%	4.0%

* Constant currency (cc) excludes the impact of exchange rate movements

Revenue performance by region for the third quarter:

		% of Net		% of Net
In thousands of euros	3Q 2016	Revenues	3Q 2015	Revenues	% Var	% Var cc*

US + CANADA	674,604	67.5%	628,598	64.7%	7.3%	7.9%
EU	150,811	15.0%	153,506	15.8%	(1.8)%	(0.7)%
ROW	164,673	16.5%	161,003	16.6%	2.3%	5.0%
SUBTOTAL	990,088	99.0%	943,107	97.1%	5.0%	6.0%
RAW MATERIALS AND OTHERS	9,945	1.0%	28,090	2.9%	(64.6)%	(64.4)%
TOTAL	1,000,033	100.0%	971,197	100.0%	3.0%	4.0%

* Constant currency (cc) excludes the impact of exchange rate movements

Investment Activities: R&D and CAPEX

•               Over EUR 163 million invested in Research and Development in nine months

Net investment in R&D amounted to EUR 163.2 million for the nine months ended September 2016, representing 5.5% of revenues. This figure mainly comprises EUR 149.7 million of R&D expenses, as well as investments made through investee companies.

One of the group’s main strategic lines of R&D is focused on Alzheimer’s. In addition to the AMBAR study (Alzheimer Management By Albumin Replacement), a trial that combines the extraction of plasma and its replacement with albumin (plasma exchange), Grifols is also working with Araclon Biotech on a vaccine against Alzheimer’s.

The results obtained in the phase I clinical trial of this active immunotherapy against Alzheimer’s disease (ABvac40) were presented during the third quarter of the year. The study did not evaluate the effectiveness of the treatment. However, ABvac40 produced an immune response in more than 87% of the patients who received the active principle during the trial.

The conclusions of the study, which support its continuation, were presented at the Alzheimer’s Association International Conference held in Toronto. The compound ABvac40, which focuses on combating Alzheimer’s in its early stages, shows a good safety and tolerability profile.

•               Capital Expenditure (CAPEX): execution continues as planned

In the first nine months of the year, Grifols invested EUR 180.3 million to continue improving and expanding its manufacturing facilities. The investment plan currently under way progresses, including investments to expand industrial capacity and in the group’s investee companies. One of the main efforts focuses on increasing stocks of plasma in order to be able to satisfy the growing demand for plasma-derived products on a sustainable basis, by streamlining the plan to open plasma donor centres in the United States.

After the quarter end, Grifols relocated its headquarters in Germany to a new office building with sufficient capacity to consolidate its presence in that country at a single location.

The new building located in Frankfurt — also home to its previous German headquarters — covers approximately 5,400 m2 and houses the company’s Sales and Marketing department for Germany. The logistic function, currently managed from Langen, will also be transferred to the new building in December, with more than 1,500 m2 of storage space available for handling the distribution of Grifols products in the country.

Grifols has had a commercial subsidiary in Germany since 1997. Following the acquisition of Talecris in 2011, the country also hosts the commercial headquarters of the Bioscience Division in Europe.

Liquidity and Capital Resources

Uses and sources of funds

Our principal liquidity and capital requirements consist of the following:

•           costs and expenses relating to the operation of our business, including working capital for inventory purchases and accounts receivable;

•           capital expenditures for existing and new operations; and

•           debt service requirements relating to our existing and future debt.

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital injections. As of September 30, 2016, our cash and cash equivalents totalled EUR 900.5 million and we have approximately EUR 400 million undrawn and available as of the date of this report including the US dollar 300 committed revolving facility under our senior debt agreements. We expect our cash flows from operations combined with our cash balances and availability under our Committed Revolving Credit Facility, and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in Ireland, the U.S. and Spain, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

Cash flow

During the nine months period ended September 30 2016 the Group used net cash flow of EUR 216.2 million. The variation in net cash flow reflects:

•           Net cash from operating activities of EUR 372.9 million. The EUR 813.8 million of cash flow generated by Grifols´ operations was partially offset by EUR 213.7 million of cash used for working capital requirements and EUR 227.2 million of cash used for interest and tax payments.

•           Net cash used in investing activities of EUR 395.3 million. The variation in this result reflects the acquisition of 49% of IBBI for US dollar 100 million, the 20% stake acquired in Singulex Inc. for US dollar 50 million and the acquisition of a further 32.93% stake in Progenika for US dollar 23.5 million, increasing the holding to 89.08%. It also includes Aradigm’s bond issue subscribed for US dollar 19.9 million as well as investments in the Grifols’ production facilities

•           Net cash used in financing activities of EUR 193.8 million. This result includes mainly debt repayments, dividend payment, acquisition of treasury stock and other financing activities.

See the cash flow statement included as part of the Condensed Consolidated Interim Financial Statements for a more detailed breakdown of movements.

Indebtedness

On 17 March 2014 the Group concluded a debt refinancing process. The total debt refinanced amounted to US dollar 5,500 million (EUR 4,075 million) and represents Grifols’ entire debt, including the US dollar 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US dollar 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US dollar 1,000 million bond issuance (Senior Unsecured Notes).

•               Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US dollar 1,000 million of Senior Unsecured Notes (the “Notes”) that will mature in 2022 and bears an annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US dollar 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes were admitted to listing on the Irish Stock Exchange.

Unamortised financing costs from the Senior Unsecured Notes amount to EUR 116 million at September 30 2016 (EUR 137 million at 31 December 2015).

•               Senior Secured Debt

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A (“TLA”), which amounts to US dollar 700 million with a 2.50% margin over US Libor and maturity in 2020, a Term Loan B (“TLB”) that amounts to US dollar 3,250 million and EUR 400 million with a 3.00% margin over Libor and Euribor, respectively, and maturity in 2021 and up to US dollar 300 million committed revolving facility undrawn as at the date of this report. Furthermore, the embedded floor included in the former senior debt, was terminated.

Unamortised financing costs from the senior secured debt amount to EUR 156 million at September 30 2016 (EUR 190 million at 31 December 2015).

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name:	David I. Bell
Title:	Authorized Signatory

Date:  November 8, 2016